UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

January 18, 2018, Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”).

a) Dismissal of independent registered public accounting firm

On December 18, 2017, the Company dismissed Marcum LLP as the Company’s independent registered public accounting firm.

The audit reports of Marcum LLP on the consolidated financial statements of the Company for each of the three most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of Marcum LLP, dated December 20, 2016 on the consolidated financial statements of the Company as of June 30, 2016 and 2015, and for the years ended June 2016, 2015 and 2014, noted certain restatements to give effect for errors in the classification of customer discounts and allowances as a reduction to revenue, measurement and recognition of share-based payments, the accounting for equity issued in connection with convertible debt and certain amounts reflected in the statements of cash flows. Further, the loss per share for each year was restated. In addition, the Company made certain revisions to the footnotes to the consolidated financial statements.

During the Company’s fiscal years ended June 30, 2015, June 30, 2016 and June 30, 2017 and during the subsequent interim period through December 18, 2017, there were no disagreements with Marcum LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Marcum LLP’s satisfaction, would have caused Marcum LLP to make reference to the subject matter of the disagreement in connection with its reports and there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K except as follows: Material weaknesses were identified by Marcum LLP in some aspects of our internal control over financial reporting specifically surrounding the assessment of some certain significant transactions and properly performing certain reviews and monitoring controls in the preparation of the financial statements in accordance with International Financial Reporting Standards, as promulgated by International Accounting Standards Board.

The Company provided Marcum LLP with a copy of the disclosures in this report prior to filing with the Securities and Exchange Commission (the “SEC”). A copy of Marcum’s letter dated January 18, 2018 to the SEC, stating whether it agrees with the statements made in this report, is filed as Exhibit 99.1 to this report.

b) Engagement of New Independent Registered Public Accounting Firm.

On December 18, 2017, the Audit Committee engaged Grant Thornton Audit Pty Ltd as the Company’s independent registered public accounting firm for the year ending June 30, 2018.

During the three most recent fiscal years ended June 30, 2017 and during the subsequent interim period through January 17, 2018, neither the Company nor anyone on its behalf consulted Grant Thornton Audit Pty Ltd regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

 EXHIBITS

Exhibit Number	Description

99.1	Letter from Marcum LLP
99.2	Immuron Appoints Grant Thornton as Company Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: January 18, 2018	By:	/s/ Peter Vaughan
Peter Vaughan
Joint-Chief Financial Officer